Filed Pursuant to Rule 424(b)(3)
Registration No. 333-139817

Supplement To Prospectus Supplement Dated March 27, 2007
(To Prospectus Dated February 13, 2007)

$967,098,300
(Approximate at Time of Issuance)

Asset-Backed Certificates, Series 2007-4

GSAA Home Equity Trust 2007-4
Issuing Entity

GS Mortgage Securities Corp.
Depositor

Goldman Sachs Mortgage Company
Sponsor

Wells Fargo Bank, National Association
Master Servicer and Securities Administrator

Avelo Mortgage, L.L.C.
GreenPoint Mortgage Funding, Inc.
IndyMac Bank, F.S.B.
National City Mortgage Co.
Servicers

This Supplement is dated August 23, 2007 and supplements the Prospectus Supplement dated March 27, 2007 to the Prospectus dated February 13, 2007 with respect to the above captioned series of certificates.  This Supplement supercedes in its entirety the Supplement dated August 15, 2007 to the Prospectus Supplement.

The following risk factors are added to the risk factors appearing on pages S-19 through S-41 under the caption “Risk Factors” in the Prospectus Supplement:

[THE REMAINDER OF THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK]

Goldman, Sachs & Co.

The date of this Supplement is August 23, 2007

Recently, the Residential Mortgage Loan Market has Experienced Increasing Levels of Delinquencies, Defaults and Losses
Recently, the residential mortgage loan market has experienced increasing levels of delinquencies, defaults and losses, and we cannot assure you that this will not continue.  In addition, in recent months housing prices and appraisal values in many states have declined or stopped appreciating, after extended periods of significant appreciation. A continued decline or an extended flattening of those values may result in additional increases in delinquencies, defaults and losses on residential mortgage loans generally, particularly with respect to second homes and investor properties and with respect to any residential mortgage loans whose aggregate loan amounts (including any subordinate liens) are close to or greater than the related property values.

In recent months, in response to increased delinquencies and losses with respect to mortgage loans, many mortgage loan originators have implemented more conservative underwriting criteria for loans, particularly in the subprime, Alt-A and other nonprime sectors. This may result in reduced availability of financing alternatives for mortgagors seeking to refinance their mortgage loans. The reduced availability of refinancing options for a mortgagor may result in higher rates of delinquencies, defaults and losses on the mortgage loans, particularly mortgagors with adjustable rate mortgage loans or in the case of interest only mortgage loans that experience significant increases in their monthly payments following the adjustment date or the end of the interest only period, respectively.

The increased levels of delinquencies and defaults, as well as a deterioration in general real estate market conditions, have also resulted generally in loan originators being required to repurchase an increasingly greater number of mortgages loans pursuant to early payment default and representation and warranty provisions in their loan sale agreements.  This has led to a deterioration in the financial performance of many subprime, Alt-A and other nonprime loan originators, and in some cases, has caused certain loan originators to cease operations.  Any such deterioration could adversely affect the ability of a loan originator to repurchase or substitute for mortgage loans as to which a material breach of representation or warranty exists or to service mortgage loans.

Even in cases where a loan originator has the economic ability to repurchase loans, the increasing volume of repurchase claims has resulted in longer periods between when a repurchase claim is presented and when it is resolved, and a greater proportion of claims being refused or contested by originators.

The mortgage loans held by the issuing entity do not include subprime mortgage loans; however, some sources have reported that default rates on Alt-A loans have recently increased above the rates experienced on subprime loans.  Some sources have also reported that prepayment rates on Alt-A loans have decreased below historical levels, which could exacerbate the adverse effect of increased default rates on pools of Alt-A loans such as the mortgage loans held by the issuing entity.

In response to the deterioration in the performance of subprime, Alt-A and other nonprime mortgage loans, the rating agencies have taken action with respect to a number of subprime mortgage securitizations and Alt-A mortgage securitizations. There can be no assurance that the rating agencies will not take additional action with respect to subprime, Alt-A and other nonprime securitizations in response to either deteriorating delinquency, default and loss rates on subprime, Alt-A and other nonprime mortgage loans or the perception that such deterioration may occur in the future.

A number of state regulatory authorities have recently taken action against certain loan originators and servicers for alleged violations of state laws. Certain of those actions prohibit those servicers from pursuing foreclosure actions, and in the future one or more additional states could seek similar limitations on the ability of mortgage loan servicers, to take actions (such as pursuing foreclosures) that may be essential to service and  preserve the value of the mortgage loans on behalf of the issuing entity. Any such limitations that applied to a servicer of the mortgage loans could adversely affect the issuing entity's ability to realize on the mortgage loans. See “—Violation of Various Federal, State and Local Laws May Result in Losses on the Mortgage Loans” in the prospectus supplement.

You should consider the risk that the general market conditions discussed above may affect the performance of the mortgage loans backing your certificates and may adversely affect the yield on your certificates.

The Sponsor and its Affiliates May Have Conflicts of Interest
Recent developments in the residential mortgage market have led to a deterioration in the financial performance of many subprime, Alt-A and other nonprime loan originators. Due to these developments affecting these loan originators, certain conflicts of interest may exist or may arise as a result of transactions or relationships that the sponsor and its affiliates may have or may enter into in the future with one or more of the loan originators and servicers.

In taking any actions or engaging in other transactions with those loan sellers, the sponsor and its affiliates are not required to take into account the effect of such actions or transactions on the issuing entity or the certificateholders. Among other things, the sponsor and its affiliates may purchase, as principal, loans originated or sold by such loan sellers that are not included in the issuing entity, and may seek to enforce against such loan sellers any remedies they may have if an early payment default or breach of representation and warranty occurs with respect to such other loans. The sponsor or its affiliates may provide secured or unsecured financing to one or more loan sellers, and may seek to enforce remedies against such loan seller if an event of default occurs in respect of that financing. The sponsor and its affiliates will not have any obligation to account to the issuing entity for any amounts they collect in respect of any loans, financing or other transactions they may have with any loan seller, and the sponsor and its affiliates will have no obligation to pursue any claims against such loan sellers on behalf of the issuing entity or with respect to loans included in the issuing entity.

Notwithstanding anything to the contrary in the accompanying Prospectus Supplement, the following section is added following “Risk Factors” in the Prospectus Supplement:

Recent Developments in Respect of GreenPoint Mortgage Funding, Inc.

Pursuant to a Form 8-K filed by Capital One Financial Corporation on August 20, 2007, Capital One Financial Corporation issued a press release in which it announced that it will cease residential mortgage origination operations of its wholesale mortgage banking unit, GreenPoint Mortgage, effective immediately.

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